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Exhibit 99.1

RISK FACTORS

        We have described the following risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently do not know of or deem immaterial, may also result in decreased revenues, increased expenses or other events that could materially adversely impact our business.

Risks Relating to Business Operations in Emerging Markets

Emerging markets such as the Russian Federation are subject to greater risks than more developed markets, including significant legal, economic and political risks.

        Investors in emerging markets such as the Russian Federation should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies such as the economy of the Russian Federation are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

Risks Relating to Our Business and Industry

Increased competition and consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg have resulted in declining profit margins in our juice segment, which have adversely affected and may continue to adversely affect our results of operations.

        Although juice consumption in Russia is increasing, our profit margins on our juice products decreased in 2002 due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002. At the same time, prices for juice concentrate increased. A continuation of these trends may cause a further decline in our juice prices and profit margins and, consequently, have a further negative effect on our results of operations.

Our inability to develop new brands, products and product categories could significantly inhibit our future growth and profitability.

        Our business expansion strategy contemplates our entry into new product categories, development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences and consequent failure successfully to develop new brands, products and product categories could negatively affect our expansion strategy and have a significant adverse effect on our revenues.

If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials, and our advertising and marketing expenditures, our results of operations will suffer.

        Our success depends in part on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could adversely affect our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. In addition, we are currently renegotiating our framework agreement with Tetra Pak pursuant to which we purchase both packaging and processing and packaging equipment. Failure to conclude an agreement on commercially reasonable terms would have a material adverse effect on our results of operations. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations.

        Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 80% in 2002. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

        We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products. Although these supermarket chains now purchase our products, there can be no assurance that they will continue to do so or that they or other supermarket chains will not attempt a similar consolidation of market power in the future. Certain retailers also seek price discounts from manufacturers. Additionally, a number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have already opened stores in the Moscow region, and we expect that the presence of these retailers will increase price competition and competition for shelf space.

        We also compete with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands, that compete directly with our products. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, or devote inadequate promotional support to our brands, it could materially and adversely affect our turnover and reduce our competitiveness and profitability.

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or "CIS", and abroad, and adversely affect our results of operations.

        In exporting our products, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into the importing country. Independent distributors have, in some cases, attempted to export our products to countries where such products did not meet the requirements of applicable legislation.

        For instance, one of our independent dairy distributors exported our Darling Mila milk to the United States in January 2003. This milk was subsequently recalled from stores in February 2003, when food inspectors discovered that the milk contained sulfonamide. Whereas Russian legislation does not explicitly prohibit sulfonamide in milk, United States legislation does prohibit it. The recall, which was publicized in the Russian press, and any similar events that may occur in the future could negatively affect our reputation in the Russian Federation, the CIS and abroad, and adversely affect our results of operations.

Our management information system may be inadequate to support our future growth.

        Our management information system is significantly less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management information system. Our inability to maintain an adequate management information system may adversely affect our business.

We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business.

        Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe or misappropriate our proprietary rights. For example, in 2002 and 2003 there were two instances of infringement on our "Ginger Up" trademark. The infringement ceased in the first instance after we sent a warning letter identifying the violation, and we are currently in the process of addressing the second instance of infringement. Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America. If we are unable to protect our proprietary rights against infringement or misappropriation, it could materially harm our future financial results and our ability to develop our business.

Failure to comply with existing governmental regulations, or increased governmental regulation of our operations, could result in substantial additional compliance costs or administrative penalties which would adversely affect our financial results and could reduce our ability to maintain or increase production.

        Our operations and properties are subject to regulation by various government entities and agencies. As a producer of food products, our operations are subject to quality, health and safety, production, packaging, quality, labeling and distribution standards. The operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. We believe that our current legal and environmental compliance programs adequately address these concerns and that we are in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise adversely effect our business or financial results. See "Regulation" below.

        Additionally, under relevant Russian legislation, Russian regulatory agencies can impose various sanctions for violations of environmental standards. These sanctions may include civil and administrative penalties applicable to a company and criminal and administrative penalties applicable to its officers. Also, in the course, or as a result, of an environmental investigation, regulatory authorities can issue an order halting part or all of the production at a plant which has violated environmental standards. We have been, at various times, subject to administrative sanctions for failure to comply with environmental regulations relating to effluent discharge and to minor administrative sanctions for violations relating to waste disposal. In the event that production at one of our facilities was partially or wholly prevented due to this type of sanction, our production capability would suffer significantly and our operating results would suffer.

Failure to register the Company and its subsidiaries with the Russian tax authorities in accordance with Russian law may have a material adverse effect on our business and results of operations.

        The Law on Registration of Legal Entities in Russia, passed in 2001, conferred authority upon the Ministry of Taxes and Collections (the "tax authorities") to perform the primary state registration of all legal entities in Russia. This law also obliged all legal entities registered prior to its entry into force to re-register with the tax authorities and obtain a new certificate evidencing such re-registration no later than January 1, 2003. Failure to re-register with the tax authorities could result in prescriptive action and the imposition of fines by the tax authority against the unregistered entity and/or the liquidation of such entity. We believe that we have duly registered the Company and its subsidiaries and complied with the requirements of the law; however, if for any reason we have failed to properly register an entity or failed to comply with the registration law, actions may be taken against us which could have a material adverse effect on our business, operating performance and financial condition.

If we are unable to obtain adequate funding, we may have to limit our operations substantially, with a resulting negative impact on our operating results and loss of market share.

        We plan to make significant capital expenditures, particularly in connection with our acquisition of new companies, expansion of existing operations, and upgrades of existing facilities. For the fulfillment of our capital spending plans, excluding expenditures for acquisitions, we spent approximately $57.7 million in 2001 and $136.1 million in 2002, and have budgeted $154.5 million for 2003. We spent approximately $15.0 million in 2001 and $39.6 million in 2002 on capital expenditures for acquisitions. We have also budgeted $54.9 million for acquisitions in 2003. However, future financing may not be sufficient to meet our planned needs in the event of the following potential developments:

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  changes in the terms of existing financing arrangements;

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  pursuit of new business opportunities that require significant investment; or

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  significant deterioration in the Russian economy.

        To meet our financing requirements, we may need to attract additional equity or debt financing. Debt financing in Russia, particularly long-term debt financing, on commercially acceptable terms may be difficult to obtain, and we may not be able to borrow in the international capital markets on acceptable terms in the future. If we cannot obtain adequate funds to satisfy our capital requirements, we may need to limit our operations significantly, which could negatively affect our market share and operating results.

Rapid growth and expansion may cause us difficulty in obtaining adequate managerial and operational resources, restricting our ability to expand our operations successfully.

        We have experienced rapid growth and development in a relatively short period of time. Management of such growth has required significant managerial and operational resources and is likely to continue to do so. Our future operating results depend in significant part upon the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

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  continued development of financial and management systems;

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  increased marketing activities; and

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  hiring and training of new personnel.

        Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition in Russia for personnel with relevant expertise is intense, due to the small number of qualified individuals, and we attempt to structure our compensation packages in a manner consistent with evolving standards of the Russian labor market. We are not insured against damage that may be incurred in case of the loss or dismissal of our key personnel. Our failure successfully to manage our growth or personnel needs could have a material adverse effect on our business, operating performance and financial condition.

        Since our initial public offering in February 2002 ("IPO"), our chief operating officer has departed and our chief financial officer has been replaced. Departures of senior management may be disruptive to our business and our success will depend, in part, on continuity in our senior management team.

If any of our subsidiaries is forced into liquidation due to negative net equity, our results of operations could suffer.

        In accordance with Russian legislation, in the event that a company's net assets, as stated in the annual balance sheet prepared under Russian accounting standards, fall below the minimum charter capital required by law, the company must voluntarily liquidate. Should the company fail to act, its creditors may accelerate their claims or demand early performance of obligations and demand payment of damages, and governmental authorities may seek the involuntary liquidation of the company.

        Six of our trade company subsidiaries and one of our production subsidiaries, the Gulkevichsky Butter Factory, have net assets below the minimum charter capital required by law. These subsidiaries, individually and taken together, are not material to our operations. We have not taken any steps to remedy this situation because we believe that, as long as these subsidiaries continue to fulfill their obligations, the risk of their liquidation is minimal. While we understand that a Moscow court recently liquidated a company pursuant to this legislation, we are not aware of any situation where a Russian company has been liquidated pursuant to this legislation if it has met all of its obligations, as each of these seven subsidiaries has. Therefore, we believe that this risk is remote and have not included it as a contingency in the notes to our financial statements. However, if involuntary liquidation were to occur, we would be forced to reorganize the operations we currently conduct through these subsidiaries.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could substantially and negatively affect our turnover and operating margin.

        Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could have a significant impact on our business. For example, the federal and local governments have been known to implement trade barriers, subsidies and other policies favoring certain producers. Additionally, customs regulations in Russia are unclear, subject to frequent change and are applied inconsistently. The imposition of higher customs duties on products we import would increase the costs of our products and reduce our turnover, while the implementation of price controls on products we produce would reduce our operating margin. For example, federal customs regulations enacted during 2001 subject juice concentrate imports to the highest level of customs duties allowed for that particular category of imports. In addition, federal customs regulations enacted during 2002 stipulate minimum declaration amounts for imported goods. As a result of such regulations, we may be forced to declare a higher value for imported goods than the amount actually paid and, consequently, pay a higher tariff on such goods.

        Another example of a government regulation that has affected us is Government Regulation No. 988, which, as of January 1, 2004, requires food producers intending to develop and offer a new food product to the public to file an application for the product's state registration and incorporation into the State Register of Permitted Food Products. The implementation of this regulation may cause delays in the introduction of our new products and result in increased production costs.

In the event that minority shareholders were to contest successfully existing, or were to prevent future, approval of transactions among our subsidiaries which require special approval in accordance with Russian legislation, this could limit our operational flexibility and adversely affect our results of operations.

        We own less than 100% of a number of our subsidiaries, including our most important subsidiary, Lianozovo Dairy Plant. Under Russian law, certain transactions defined as "interested party transactions" require approval by disinterested directors or shareholders of the companies involved. "Interested party transactions" include transactions in which a member of the board of directors, an officer of a company or any person that owns, together with any affiliates of that person, at least 20% of a company's voting shares, or any person that is entitled to give binding instructions to a company, is interested, if that person, or that person's relatives or affiliates, is

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  a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

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  the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

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  a member of the board of directors or an officer of a company which is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

        Our subsidiaries engage in numerous transactions which require interested party transaction approvals in accordance with Russian law. These transactions have not always been properly approved, and therefore may be contested by minority shareholders. In the event that minority shareholders were to contest successfully existing interested party transactions among our subsidiaries, or prevent the approval of these transactions in the future, this could limit our operational flexibility and adversely affect our results of operations.

        In addition, certain transactions between members of a consolidated corporate group may be considered interested party transactions under Russian law even when the companies involved are wholly-owned by the parent company. While we generally endeavor to obtain all corporate approvals required under Russian law to consummate transactions, we have not always applied special approval procedures in connection with our consummation of transactions with or between our subsidiaries. In the event that a claim is filed in relation to certain transactions with or between our subsidiaries, such transactions are found to have been interested party transactions, and we are found to have failed to obtain the appropriate approvals therefor, such transactions may be declared invalid. The unwinding of any transactions concluded with or between our subsidiaries may have a negative impact on our business and results of operation.

Risks Relating to Our Financial Condition

Inflation could increase our costs and decrease our operating margins.

        The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998, although, according to the Central Bank of Russia, it subsided to 15.1% during 2002. When the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble against the U.S. dollar, we can experience inflation-driven increases in U.S. dollar terms of certain of our costs, such as salaries, which are sensitive to rises in the general price levels in Russia. In this situation, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia relative to the rate of devaluation could increase our costs and decrease our operating margins.

Changes in exchange rates could increase our costs, decrease the value of our ruble-denominated monetary assets, prevent us from repaying our debts, or increase competition from foreign producers.

        Over the past several years, the ruble has fluctuated dramatically against the U.S. dollar, in the great majority of instances falling in value. The Russian Central Bank has from time to time imposed various currency-trading restrictions in attempts to support the ruble. The ability of the Russian government and the Russian Central Bank to maintain a stable ruble will depend on many political and economic factors. These include their ability to finance budget deficits without recourse to monetary emissions, to control inflation and to maintain sufficient foreign currency reserves to support the ruble.

        A significant portion of our costs and expenditures, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings are either denominated in or tightly linked to the U.S. dollar or euro, while substantially all of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our U.S. dollar or euro costs in ruble terms. If we cannot increase our ruble prices in line with ruble devaluation due to competitive pressures, this will lead to a loss of revenue and income in U.S. dollar terms. Additionally, if the ruble declines and prices cannot keep pace, we could have difficulty covering our dollar- or euro-denominated costs or repaying our U.S. dollar- or euro-denominated indebtedness.

        The devaluation of the ruble also results in losses in the value of ruble-denominated monetary assets, such as ruble deposits and accounts receivable.

        The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax savings arising from tax incentives for capital investment and the depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles at the time of the investment or acquisition. Increased tax liability would increase our total expenses.

        On the other hand, a strengthening of the ruble results in a relative decrease in the price of imported products, as does a strengthening of the ruble in real terms (even if it declines in nominal terms). The strengthening of the ruble in nominal or real terms enhances our ability to import raw materials, to cover our U.S. dollar-denominated or U.S. dollar-linked costs and to repay our U.S. dollar-denominated indebtedness, but also increases the ability of foreign producers who export products to Russia to compete effectively with us in the Russian market. See also "Quantitative and Qualitative Disclosures about Market Risk."

Our inability to obtain permission from the Central Bank of Russia pursuant to currency control regulations may hinder our ability to enter into certain hard-currency-denominated transactions.

        Certain payments in foreign currency are subject to prior permission by the Central Bank of Russia, including, with various exceptions, the following:

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  direct investments, except investments from abroad in the charter capital of a Russian company;

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  payments with respect to real estate, except acquisition of real estate by non-residents and lease payments by non-residents;

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  portfolio investments; and

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  payments for export-import transactions with settlement over 90 days following completion.

        These regulations are subject to substantial changes and varying interpretations, complicating both the process of determining whether permission of the Central Bank of Russia is required and the process of obtaining permission. If we are unable to obtain Central Bank of Russia permissions for hard-currency-denominated transactions requiring such permissions, our ability to enter into such transactions may be hindered. In addition, in the event that we failed in the past to obtain Central Bank of Russia permissions for hard-currency-denominated transactions and borrowings requiring such permissions, such failure could result in severe penalties, including the unwinding of such transactions, fines and administrative penalties assessed against us and criminal and administrative penalties assessed against our management which, in turn, would negatively affect our business.

Some of our customers and other debtors may fail to pay us or to comply with the terms of their agreements with us which could adversely affect our results of operations.

        Russia's inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

        We have used, and continue to use, various initiatives to reduce our tax burden. There have been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we use. If our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations.

        Further, in September 2002, our Fruit Rivers subsidiary received a tax assessment from the Russian Tax Inspectorate in the amount of $2.4 million relating to the calculation of value added tax, or VAT, on juice products sold by Fruit Rivers. In October 2002, Fruit Rivers filed a claim in the Moscow Arbitration Court challenging this assessment, and such court subsequently ruled in favor of Fruit Rivers. This decision was subsequently upheld by an appeals court in February 2003. While we believe that Fruit Rivers and our other subsidiaries have complied and continue to comply with their VAT obligations, we cannot assure you that the Russian Tax Authorities will not in the future make claims against other Wimm-Bill-Dann subsidiaries for additional VAT amounts with respect to sales of juice or other products. These claims could be significantly larger than the claim made in connection with Fruit Rivers and the resulting losses could have a material adverse impact on our financial condition and results of operations.

The elimination of a tax privilege from which we currently benefit would materially adversely affect our results of operations.

        In 2000, 2001 and 2002, our juice-products subsidiaries benefited from small enterprise tax legislation. If we had not taken advantage of this benefit in 2000, 2001 and 2002, our tax expenses would have increased by $6.0 million, $8.6 million and $4.9 million, respectively. This tax benefit was eliminated as of January 1, 2002. However, even under the amended legislation, our small enterprises that were formed prior to January 1, 2002, will be able to continue to use this benefit for two years from the date on which they were formed, and in the third and fourth years after they were formed, income tax will be levied at a rate of 25% and 50% of the income tax rate, respectively. This change in legislation could materially adversely affect our results of operations in the future. See "Operating and Financial Review and Prospects—Operating Results—Provision for Income Taxes."

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks as the Russian banking system remains underdeveloped.

        Russia's banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. In addition, the 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks. Most creditworthy Russian banks are located in Moscow and there are fewer in the regions.

        Although we have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including subsidiaries of foreign banks, another prolonged banking crisis or insolvency of some of our banks could adversely affect our business and our ability to complete banking transactions in Russia.

The Russian GAAP financial statements of the Guarantors may not reflect fairly the financial condition or the results of operations of the Guarantors.

        Accounting and reporting regulations in Russia are not comparable to those in Western countries and Russian financial statements have historically been prepared largely to comply with tax requirements rather than to reflect fairly the financial condition of a company or its results of operations. Russian accounting legislation is in its early stages of development and has been subject to change on a regular basis in recent years.

        Potential investors should not rely on the unconsolidated financial statements, the notes thereto and other financial data of the Guarantors prepared in accordance with Russian Generally Accepted Accounting Principles ("Russian GAAP").

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may potentially impact the financial results of our business activities.

        Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20.0%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20.0%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our future financial results could be adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have an adverse impact on our financial condition and results of operations.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

        Our short-term and long-term debt agreements contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries' ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. Failure to comply with these restrictions would constitute a default under our debt agreements and any of our other senior debt containing cross default provisions could become immediately due and payable. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of a deterioration in our financial condition.

        We have requested waivers of existing non-payment-related defaults under four of our loan facilities. In addition, two other facilities contain cross-defaults which could be triggered by these existing non-payment-related defaults, and we have requested waivers of these cross-defaults from our lenders as well. If we are unable to obtain these consents or waivers we would repay approximately $22 million of short-term indebtedness and $2.2 million of long-term indebtedness outstanding under these facilities.

Risks Relating to the Russian Federation

Governmental instability could adversely affect the value of investments in Russia.

        The composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been highly unstable. Six different prime ministers, for example, headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin resigned and Vladimir Putin was subsequently elected president on March 26, 2000. While President Putin has maintained governmental stability and policies generally oriented towards the continuation of economic reforms, no assurance can be given that such conditions will continue over time. State Duma elections are to be held at the end of 2003 and presidential elections in 2004. The value of investments in Russia could be reduced and our prospects could be harmed if governmental instability recurs or if reform policies are reversed.

Conflict between federal and regional authorities and other conflicts could create an uncertain operating environment that would hinder our long-term planning ability and could adversely affect the value of investments in Russia.

        The Russian Federation is a federation of republics, territories, regions, cities of federal importance and autonomous areas. The delineation of authority among the members of the Russian Federation and the federal governmental authorities is, in many instances, uncertain and sometimes contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may result in political instability. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from efficiently carrying out our expansion plans.

        Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions, and in certain cases, to military conflict. Russian military forces have been engaged in Chechnya in the past and are currently involved in ground and air operations there. The spread of violence, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some or all of the Russian Federation. These events could materially adversely affect the value of investments in Russia.

Risks Relating to the Russian Legal System and Russian Legislation

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

        Russian law provides that shareholders, including holders of our ADSs, that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

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  a reorganization;

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  the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth more than 50% of the book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

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  the amendment of our charter in a manner that limits shareholder rights.

        Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated, according to the Russian accounting standards, at the time the matter at issue is voted upon, could have an adverse effect on our cash flow and our ability to service our indebtedness.

Changes in the Russian tax system could materially adversely affect our company.

        Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

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  income taxes;

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  value-added tax;

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  excise taxes;

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  social and pension contributions; and

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  property tax.

        All of these taxes are subject to change. Additionally, each region may establish regional sales tax applicable to sales of goods and services to individuals at a rate of up to 5%.

        Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government's implementation of these regulations is often unclear or nonexistent. Accordingly, few precedents with regard to tax clarifications have been established. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations, such as the Ministry of Taxes and Duties and its various inspectorates, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas including, for example, customs matters, are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review by a superior authority during the three-year period. These facts create tax risks in Russia that are more significant than typically found in countries with more developed tax systems.

        The taxation system in Russia is subject to frequent changes and inconsistent enforcement at the federal, regional and local levels. In some instances, new tax rules have been given retroactive effect. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses and at times we have taken a position that is aggressive in this regard, but that we consider to be in compliance with current law. This uncertainty exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. To date, the system of tax collection has been relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise government revenues. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on us.

        During 2000, 2001 and 2002, the Russian government undertook a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and the overall tax burden on businesses and simplify the tax laws. However, the new tax laws continue to rely heavily on the judgments of local tax officials and fail to address many existing problems. Many issues associated with the practical application of new legislation are unclear and this complicates our tax planning and related business decisions. This uncertainty may expose us to fines and penalties. Even if further reforms of the Tax Code are enacted, they may not result in significant reduction of the tax burden for Russian companies and the establishment of a more efficient tax system. Conversely, additional tax collection measures may be introduced. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

        Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit, respectively, of another of our entities. In accordance with legislation that entered into force on January 1, 2002, domestic dividends will be subject to withholding tax at 6%, though in the case of dividends flowing through a multitiered corporate structure, taxation at each level of dividend payment may be reduced.

Other Risks

We have not independently verified information regarding our competitors, nor have we independently verified official data from Russian government agencies.

        We have derived substantially all of the information concerning our competitors from publicly available information, including press releases and filings under U.S. securities laws, and we have relied on the accuracy of this information without independent verification.

        In addition, some of the information has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments are substantially less complete or researched than those of Western countries. Official statistics may also be produced on different bases than those used in Western countries. Any discussion of matters relating to Russia must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

        The veracity of some official data released by the Russian government may be questionable. In the summer of 1998, the Director of the Russian State Committee on Statistics ("Goskomstat") and a number of his subordinates were arrested and charged with manipulating economic data to hide the actual output of various companies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

        The following discussion of our financial condition and results of continuing operations, except where otherwise indicated, should be read in conjunction with (a) our Report on Form 6-K dated March 20, 2003 containing our Consolidated Financial Statements as of December 31, 2002 and for the year then ended; (b) our Annual Report on Form 20-F for the year ended December 31, 2001 containing our Consolidated and Combined Financial Statements as of December 31, 2001 and 2000; (c) our business description; and (d) our risk factors. Our Consolidated Financial Statements and Consolidated and Combined Financial Statements have been prepared in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP").

Basis of Presentation of Financial Results

        We maintain our records and prepare our statutory financial statements in accordance with the domestic (primarily being Russian) accounting principles and tax legislation. The consolidated financial statements referred to herein have been prepared from domestic accounting records for presentation in accordance with U.S. GAAP. These consolidated financial statements and results differ from the financial statements issued for statutory purposes in Russia in that they reflect adjustments not recorded in our domestic books, which are required to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

        In connection with WTO accession talks, the U.S. Department of Commerce and the European Union deemed Russia to have market economy status beginning in 2002. However, the Russian economy continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly affected by the government's continued actions with regard to supervisory, legal, and economic reforms.

Exchange Rates and Inflation

        Translation (remeasurement) of domestic currency-denominated financial statements into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign currency translation," as the majority of our operations were in hyperinflationary economies. The objective of this remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars.

        For entities operating in hyperinflationary economies, monetary assets and liabilities have been translated at the year-end exchange rate. Non-monetary assets and liabilities have been translated at historical rates. Share capital has been translated at the date of registration of Wimm-Bill-Dann Foods OJSC ("WBD Foods") and on the dates of additional share issues. Revenues, expenses and cash flows have been translated at the dates of the respective transactions. Remeasurement differences resulting from the use of these rates have been accounted for as currency remeasurement gains and losses in the Consolidated and Combined Statements of Operations.

        Our principle future operating cash flows will be generated in Russian rubles. As a result, future movements in the exchange rate between the ruble and U.S. dollar will affect the U.S. dollar carrying value of our monetary assets and liabilities. Such changes may also affect our ability to realize assets as represented in terms of U.S. dollars in the Consolidated and Combined Financial Statements.

        As of January 1, 2003, Russia no longer meets the U.S. GAAP definition of a hyperinflationary economy. Therefore, from this date our financial statements will be prepared using the local currency, the ruble, as the functional currency for WBD Foods' Russian subsidiaries, although we will continue to report in U.S. dollars. Therefore, our future currency gains and losses will reflect the combination of our monetary positions in U.S. dollars and euros and exchange rate fluctuations between the ruble and the U.S. dollar and between the ruble and the euro. The potential impact of such a change on our financial position and results of operations cannot be estimated.

        The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on data published by the Central Bank of Russia. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing herein.

	Rubles per U.S. dollar
	High	Low	Average(1)	Period End
Year ended December 31,
2002	31.86	30.14	31.35	31.78
2001	30.30	28.16	29.22	30.14
2000	28.87	26.90	28.13	28.16
1999	27.00	20.65	24.67	27.00
1998	20.99	5.96	10.12	20.65

Note:

(1)
The average of the exchange rates on the last business day of each full month during the relevant period.

	Rubles per U.S. dollar
	High	Low
September 2002	31.65	31.57
October 2002	31.74	31.67
November 2002	31.84	31.76
December 2002	31.86	31.78
January 2003	31.88	31.78
February 2003	31.85	31.55
March 2003	31.60	31.38

        On April 25, 2003 the exchange rate between the ruble and the U.S. dollar was approximately 31.10 rubles per $1.00.

        The following table shows the rates of inflation in Russia for the years indicated:

Inflation rate(1)
Year ended December 31,
2002	15.1%
2001	18.6%
2000	20.2%
1999	36.5%
1998	84.4%

Note:

(1)
Source: The Russian State Committee on Statistics.

        Our results of operations are affected by the relationship between the rate of inflation and the rate of devaluation of the ruble against the U.S. dollar (i.e., by the real appreciation or depreciation of the ruble against the U.S. dollar). As shown in the following table, there is no direct relationship between these two rates, and in 2002, 2001 and 2000 the ruble appreciated in real terms against the U.S. dollar (by way of contrast, the ruble depreciated in real terms in 1998):

	2002	2001	2000
Inflation(1)	15.1%	18.6%	20.2%
Devaluation of the ruble relative to the U.S. dollar in nominal terms(2)	5.4%	7.0%	4.3%

Notes:

(1)
Source: The Russian State Committee on Statistics.
(2)
Computed using the official exchange rate published by the Central Bank of Russia.

        Although it is not practicable to provide reasonably quantifiable information in respect of all income statement captions, the following tables show how the real appreciation of the ruble against the U.S. dollar positively affected our reported net sales for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	% Increase
Net sales (in U.S.$ thousand) as reported in our consolidated and combined income statement	$824,734	$674,616	22.3
Indexed ruble sales(1)	27.3 billion	23.9 billion	14.2
	2001	2000	% Increase
Net sales (in U.S.$ thousand) as reported in our consolidated and combined income statement	$674,616	$465,411	45.0
Indexed ruble sales(1)	20.7 billion	17.1 billion	21.1

Note:

(1)
Ruble sales multiplied by the relevant inflation rate to ensure ruble revenues for both years are at constant rubles as of December 31, 2002 and 2001, respectively.

        Consequently, our revenues, as adjusted for inflation, increased by 14.2% and 21.1% compared with increases of 22.3% and 45.0%, after translation into U.S. dollars, in the years ended December 31, 2002 and 2001, respectively.

        A significant part of our costs and expenditures, as well as liabilities, are either denominated in or tightly linked to the U.S. dollar and the euro. These include capital expenditures and borrowings as well as costs of packaging materials, juice concentrates, certain other raw materials and to a more limited extent, salaries. As a result, devaluation of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our costs in ruble terms. If we cannot increase our ruble selling prices in line with ruble devaluation due to competitive pressures, our margins will suffer. Other things being equal, it is easier for us to maintain our margins when the ruble is appreciating in real terms against the U.S. dollar or the euro. Additionally, if the ruble declines and prices cannot keep pace, we could have difficulty covering our U.S. dollar-denominated or euro-denominated costs or repaying our U.S. dollar-denominated or euro-denominated indebtedness.

        The decline in the value of the ruble against the U.S. dollar also reduces the U.S. dollar value of tax losses carried forward and the deductible amount of depreciation of our property, plant and equipment since their basis for tax purposes is denominated in rubles at the time of the investment or acquisition. Any increased tax liability would increase our total expenses.

        Generally, as the value of the ruble declines against the U.S. dollar, net ruble monetary liability positions result in currency remeasurement gains and net ruble monetary asset positions result in currency remeasurement losses. As the value of the euro strengthens against the U.S. dollar, net euro monetary liability positions result in currency remeasurement losses and net euro monetary asset positions result in currency remeasurement gains. Our net ruble monetary liability position decreased from $70.4 million at December 31, 2001 to $6.4 million at December 31, 2002 and during 2002 the ruble declined against the U.S. dollar. Our net euro monetary liability position increased to $28.5 million at December 31, 2002 from $18.9 million at December 31, 2001 and the euro strengthened against the U.S. dollar. As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2002, we recognized a currency remeasurement loss of $2.9 million. As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2001, we recognized a currency remeasurement gain of $2.5 million. Currency remeasurement gains and losses were reflected in our Consolidated and Combined Statements of Operations. We have not engaged in any activities to hedge our dollar- or euro-denominated liabilities, as the market for these types of financial instruments in Russia is not well developed and costs of these instruments are relatively high. See "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk" for a presentation of our ruble-, dollar- and euro-denominated monetary assets and liabilities at December 31, 2002 and 2001. See also "Risk Factors—Risks Relating to Our Financial Condition."

        Certain of our costs, such as salaries and supplies, are also sensitive to rises in the general price level in Russia. In the future, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation could increase our costs and decrease our operating margins. See also "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk".

Results of Continuing Operations

        The following table summarizes the results of our continuing operations for the years ended December 31, 2002, 2001 and 2000:

	2002	%(1)	2001	%(1)	2000	%(1)
	(in thousands)		(in thousands)		(in thousands)
Sales	$824,734	100.0	$674,616	100.0	$465,411	100.0
Cost of sales	(579,707)	70.3	(492,990)	73.1	(349,077)	75.0
Gross profit	245,027	29.7	181,626	26.9	116,334	25.0
Selling and distribution expenses	(109,527)	13.3	(62,213)	9.2	(34,138)	7.3
General and administrative expenses	(62,955)	7.6	(54,461)	8.1	(43,025)	9.2
Other operating expenses	(6,497)	0.8	(4,498)	0.7	(1,241)	0.3
Operating income	66,048	8.0	60,454	9.0	37,930	8.1
Financial income and expenses, net	(14,131)	1.7	(10,581)	1.6	(5,664)	1.2
Provision for income taxes	(14,249)	1.7	(14,166)	2.1	(9,568)	2.1
Minority interest	(1,922)	0.2	(3,962)	0.6	(1,453)	0.3

Income from continuing operations	$35,746	4.3	$31,745	4.7	$21,245	4.6

Note:

(1)
Expressed as a percentage of sales of the relevant year.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Sales

        Sales increased by 22.3% to $824.7 million in 2002 from $674.6 million in 2001. The dairy segment continued to be our largest business segment representing 68.3% of net sales in 2002 compared to 72.0% in 2001.

	Year ended December 31,
	2002	%	2001	%
	(in thousands)		(in thousands)
Dairy products	$562,982	68.3	$485,452	72.0
Juice products	261,752	31.7	189,164	28.0

	$824,734	100	$674,616	100.0

        Sales in our dairy segment increased to $563.0 million in 2002 from $485.5 million in 2001. Of this 16.0% increase, 11.7% related to volume growth (9.7% organic and 2.0% from acquisitions) and 4.3% related to an increase in prices in U.S. dollar terms. The average prices of our dairy products in U.S. dollar terms increased to $0.60 per kilogram in 2002 from $0.57 per kilogram in 2001. We sold 946.0 thousand tons in 2002 and 847.2 thousand tons of dairy products in 2001. Our improved dairy sales were due to our increased presence in the regions, the development of additional products in our product portfolio and increased advertising and marketing activities.

        Sales in our juice segment increased to $261.7 million in 2002 from $189.2 million in 2001. This 38.4% increase was due to organic growth in volumes, which contributed 45.4% to the sales growth, and a decrease in average prices, which had a negative effect on sales growth of 7.0%. Our increased juice sales volumes were due to our increased presence in the regions, the development of our product portfolio and increased advertising and marketing activities. We sold 476.7 million liters of juice in 2002 and 327.1 million liters of juice in 2001. In 2002, the Russian juice industry experienced significant price competition. As a result of this and due to the increased share of lower-price, lower-quality brands in our juice product portfolio, primarily in sales to the regions where per-capita income is lower, the average prices of our juice products in U.S. dollar terms decreased to $0.55 per liter in 2002 from $0.58 per liter in 2001.

        Sales per employee decreased to $51,000 in 2002 from $60,000 in 2001 as a result of our acquisitions during 2002 of businesses with comparatively low sales per employee. The average number of employees increased to 16,243 in 2002 from 11,335 in 2001.

Cost of Sales

        Cost of sales primarily consists of expenses relating to raw materials (concentrates for juices, raw milk for dairy products and packaging materials for all products), as they comprised 87.3% and 88.9% of our total cost of sales in 2002 and 2001, respectively. The table below sets forth these costs for both 2002 and 2001:

	Year ended December 31,
	2002	%	2001	%
	(in thousands)		(in thousands)
Raw materials	$506,086	87.3	$438,360	88.9
Personnel	26,548	4.6	20,103	4.1
Depreciation	14,983	2.6	10,609	2.2
Utilities	10,971	1.9	8,734	1.8
Goods for resale	13,770	2.4	10,273	2.1
Other	7,349	1.2	4,911	0.9

	$579,707	100.0	$492,990	100.0

        Raw materials costs increased by 15.4% between 2002 and 2001 but decreased as a percentage of sales to 61.4% in 2002 from 65.0% in 2001. In our dairy segment, the raw materials to sales ratio decreased to 60.8% in 2002 from 69.4% in 2001 due to an increase in selling prices, an increase in the share of higher value-added products in the product portfolio and lower raw milk prices compared to 2001. In our juice segment, the raw materials to sales ratio increased to 62.6% in 2002 from 53.8% in 2001 due to lower average selling prices and the higher cost of concentrates and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice concentrate-producing regions. The higher cost of the major components of our juice products adversely affected the raw materials to sales ratio despite the increase in the share of lower-end brands in the product portfolio. In both segments, economies of scale achieved on purchases of packaging materials had a positive effect on the raw materials to sales ratios. In the dairy segment, approximately 60% of our raw material costs were ruble-denominated and 40% were hard-currency-denominated. In the juice segment, substantially all of our raw material costs were hard-currency denominated.

        See also "Risk Factors—Risks Relating to Our Business and Industry—If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials and our advertising and marketing expenditures, our results of operations will suffer."

        Personnel costs increased by 32.1% between 2002 and 2001. The average number of production personnel has increased to 8,812 in 2002 from 7,162 in 2001 resulting from various acquisitions in 2002 and 2001 and the hiring of new production personnel as a result of installing new production lines at almost every production site. Our payroll cost per production employee increased by 7.1% to approximately $3,000 in 2002 from $2,800 in 2001 due to recruitment of higher-qualified personnel, the increase in pay rates throughout Russia, as well as the effect of aligning the level of salary at plants we acquired in 2001 to the salary levels at our existing plants.

        Depreciation increased by 41.2%, reflecting additional capital expenditures in 2001 and 2002.

        Goods for resale include various dairy products. In 2002, we further increased our purchases of cheese which we purchased from independent cheese producers. These purchases were necessary to effect our increased sales of cheese.

        Utility costs increased by 25.6% in 2002 due to the increase in our production and warehouse facilities, as well as an increase in electricity and gas tariffs.

Gross Margin

        Our gross profit increased by 34.9% to $245.0 million in 2002 from $181.6 million in 2001. Our gross margin also increased to 29.7% in 2002 from 26.9% in 2001.

        Gross margin in our dairy segment increased to 29.3% in 2002 from 22.8% in 2001. This increase was primarily due to lower prices for raw milk, and an increase in the share of high value-added products in our dairy segment product portfolio. Improved economies of scale also had a positive impact on the cost of packaging materials and, therefore, the gross margin.

        Gross margin in our juice segment decreased to 31.0% in 2002 from 37.9% in 2001 primarily due to higher prices on juice concentrates and berries, the impact of consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per-capita income is lower and competitive pricing pressures. In 2002, the Russian juice industry experienced significant price competition due to our main competitors' attempts to gain market share by using price dumping tactics. See "Risk Factors—Risks Relating to our Business and Industry—Increased competition and consumer preference for low-price, lower-quality juice products primarily in the regions outside Moscow and St. Petersburg have resulted in declining profit margins in our juice segment, which may adversely affect our results of operations."

Selling and Distribution Expenses

        Selling and distribution expenses increased by 76.1% between 2002 and 2001. As a percentage of sales, selling and distribution expenses increased to 13.3% in 2002 from 9.2% in 2001. Our selling and distribution expenses in 2002 and 2001 were as follows:

	Year ended December 31,
	2002	2001
	(in thousands)
Advertising and marketing	$34,857	$19,562
Personnel	30,620	15,978
Transportation	24,700	17,144
Materials and supplies	6,311	2,597
Warehouse	5,228	2,408
Other	7,811	4,524

Total selling and distribution expenses	$109,527	$62,213

        Advertising and marketing expenses increased in 2002 by $15.3 million, or 78.2% in absolute terms, and by 1.3% in relation to sales, to 4.2% in 2002 from 2.9% in 2001, due to the continuation of our regional expansion program and annual media inflation on leading national television channels which exceeded 80%. Despite these price increases, we were able to obtain volume discounts and thus manage the cost increase more effectively. In 2002, TV advertising expenses represented more than half of our advertising budget. In 2002, 37.0% of our revenues came from sales in the regions as compared to 29.5% in 2001. The increase in regional sales was achieved through the strengthening of our advertising presence in these markets. The share of regional advertising out of our total advertising and marketing expenses increased to 14.1% in 2002 from 2.5% in 2001.

        Personnel expenses increased by 91.6% in 2002 as compared to 2001. This increase was due to the substantial increase of our sales force as part of our regional expansion program, as well as the acquisition of new subsidiaries. The average number of employees in our selling and distribution department increased to 4,326 in 2002 from 1,996 in 2001 as we continued the expansion of our distribution network into the regions and to increase our direct sales to retailers. In 2002, the higher costs of personnel arising from the increase in our direct sales to retailers were offset in part by the higher selling prices we were able to charge retailers as compared to independent distributors, which had the effect of increasing our gross margin compared with 2001. Our payroll cost per employee decreased by 11.3% to $7,100 in 2002 from $8,000 in 2001 due to our acquisition of new subsidiaries and the setting up of new distribution centers in the regions where average salaries are lower. Our personnel costs as a percentage of sales increased to 3.7% in 2002 from 2.4% in 2001.

        Transportation costs, which primarily consist of external transportation costs, increased by 44.1% in 2002 as compared to 2001. Our transportation expenses as a percentage of sales increased to 3.0% in 2002 from 2.5% in 2001. This was mainly due to the expansion of our distribution network into the regions and an increase in the number of routes for both our juice and dairy segments, which allowed us to increase the share of our sales in various regions.

General and Administrative Expenses

        General and administrative expenses increased by 15.6% in 2002 as compared to 2001, but decreased as a percentage of sales to 7.6% in 2002 from 8.1% in 2001. Our general and administrative expenses in 2002 and 2001 were as follows:

	Year ended December 31,
	2002	2001
	(in thousands)
Personnel	$33,800	$29,016
Taxes other than income tax	11,872	8,452
Audit, consulting and legal fees	2,613	2,170
Materials and supplies	2,399	1,623
Depreciation	2,075	1,111
Communication costs	1,800	1,324
Rent	1,531	1,176
Insurance	1,040	1,235
Security expenses	559	2,210
Other	5,266	6,144

Total general and administrative expenses	$62,955	$54,461

        Personnel expenses increased by 16.5% due to an increase in the average number of administrative personnel to 3,105 in 2002 from 2,177 in 2001 resulting from our acquisitions in 2002 and 2001 and the need for higher qualified personnel as a result of our public company status. Our average cost per employee decreased to $10,900 in 2002 from $13,300 in 2001 due to lower salary levels in the regions.

        Taxes, other than income tax, include road users tax, which is levied on our sales, and advertising tax, which is levied on our advertising expenses. The increase in these taxes of 40.5% in 2002 compared to 2001 was due to higher sales and advertising expenses in 2002 compared with 2001.

Operating Income

        Operating income increased to $66.0 million in 2002 from $60.5 million in 2001, representing an increase of 9.1%. Operating income as a percentage of sales decreased to 8.0% in 2002 from 9.0% in 2001 due to selling and distribution expenses as a percentage of sales being higher in 2002 compared with 2001. In the dairy segment, our operating income increased by 49.8% to $66.2 million in 2002, or 11.8% in relation to sales, from $44.2 million in 2001, or 9.1% in relation to sales. In the juice segment, our operating income decreased by 45.2% to $18.4 million in 2002, or 7.0% in relation to sales, from $33.5 million in 2001, or 17.7% in relation to sales. The decrease was due to the decrease in the gross margin and an increase in advertising, transportation and sales-force expenses due to our continuing regional expansion program.

        Our operating income in 2002 and 2001 benefited from certain tax planning initiatives to reduce our operating taxes. These initiatives were subject to unsuccessful challenge by the Russian tax authorities in respect of the years ended December 31, 1997 and 1998, and may be subject to challenge in respect of later periods. If successful, any such challenge could result in significant financial losses. See Note 30 to our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 for a quantification of the benefits we have obtained from these initiatives and our potential losses if the initiatives are successfully challenged. We will vigorously defend any claim that these initiatives are contrary to Russian tax law.

        We significantly reduced these tax initiatives in 2002 following positive changes in tax legislation. We will seek to mitigate the adverse effect of the increase in operating taxes resulting from the reduction of these initiatives by increases in selling prices in U.S. dollar terms to the extent the competition allows us to do so. See also "Risk Factors—Risks Relating to Our Financial Condition."

Financial Income and Expenses

        Financial income and expenses comprised the following:

	Year ended December 31,
	2002	2001
	(in thousands)
Interest and bank charges	$15,025	$13,236
Interest income	(2,928)	(126)
Currency remeasurement losses (gains)	2,860	(2,483)
Other financial (income) expense	(826)	(46)

Total financial income and expense, net	$14,131	$10,581

        Interest and bank charges increased by 13.5% in 2002 compared to 2001. This resulted from an increase in our short- and long-term borrowings, including vendor financing obligations, to $186.0 million at December 31, 2002 from $143.5 million at December 31, 2001. The decrease in weighted average interest rates on our debt resulted from our increased credit worthiness due to our public company status and a general reduction of interest rates in Russia.

        Interest income of $2.9 million resulted from the investment of cash proceeds received from our IPO in February 2002.

        Currency remeasurement gains in 2001 became losses in 2002 as a result of the following developments. As the value of the ruble declined against the U.S. dollar, net ruble monetary liability positions result in currency remeasurement gains and net ruble monetary asset positions result in currency remeasurement losses. As the value of the euro strengthens against the U.S. dollar, net euro monetary liability positions result in currency remeasurement losses and net euro monetary asset positions result in currency remeasurement gains. Our net ruble monetary liability position decreased from $70.4 million at December 31, 2001 to $6.4 million at December 31, 2002 and during 2002 the ruble declined against the U.S. dollar. Our net euro monetary liability position increased to $28.5 million from $11.8 million at December 31, 2001 at December 31, 2002 and the euro strengthened against the U.S. dollar. As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2002, we recognized a currency remeasurement loss of $2.9 million. As a result of the combination of our monetary positions in rubles and euros and exchange rate fluctuations in the year ended December 31, 2001, we recognized a currency remeasurement gain of $2.5 million.

Provision for Income Taxes

        Our provision for income taxes for the years ended December 31, 2002 and 2001 was as follows:

	Year ended December 31,
	2002	2001
	(in thousands)
Current provision	$14,211	$11,993
Deferred charge	38	2,173

Total provision for income taxes	$14,249	$14,166

        Provision for income taxes amounted to $14.2 million in 2002 and 2001. These provisions comprise current income tax charges of $14.2 million in 2002 and $12.0 million in 2001, and deferred tax charges of $0.04 million in 2002 and $2.2 million in 2001. Deferred tax charges arise on temporary differences between the bases of computing income under domestic principles and U.S. GAAP.

        In 2002 our effective income tax rate was 27.4% compared to the Russian statutory income tax rate of 24.0%. The difference in the tax rates was primarily due to non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax asset and tax benefits for small enterprises. In 2001 our effective income tax rate was 28.4% compared to the Russian statutory income tax rate of 35.0%. The difference was primarily due to tax benefits for small enterprises and baby food products and investment and social infrastructure maintenance credits, non-deductible expenses for Russian statutory taxation purposes, change in valuation allowance for deferred tax asset and recognition of a deferred tax liability resulting from the tax effect of our investment programs in LMK and TsMK. See "—Acquisitions" and Note 19 to our Consolidated and Combined Financial Statements as of

December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000. As a result of the adoption of Chapter 25 of the Second Part of the Tax Code and with effect from January 1, 2002, the income tax rate in Russia was reduced from 35% to 24% and income tax benefits, being investment and social infrastructure maintenance credits and baby food products benefit, were abolished.

        In 2002 and 2001, we benefited from the small enterprise tax legislation, which was used in the companies operating in the juice segment. Under income tax legislation which was in effect before January 1, 2002 small enterprises involved in certain activities, such as food processing, were exempt from income taxes for the first two years of operations and, in the third and fourth years, income taxes were levied at a rate of 25% and 50% of the income tax rate, respectively. Had we not taken advantage of the small enterprise tax benefit in 2002 and 2001, our income tax expense would have been higher by $4.9 million and $8.6 million, respectively. The income tax benefit for small enterprises was abolished from January 1, 2002, except that the benefit continues to be available to enterprises that were established before July 1, 2001. Starting from January 1, 2002 our juice production has been primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively. As a result, we will continue to benefit from the small enterprise tax legislation for the next several years in the manner described above. We intend to continue to structure our juice business to meet the technical requirements of the small enterprise tax legislation, to the extent it remains in effect. See "Risk Factors—Risks Relating to Our Financial Condition—The elimination of a tax privilege from which we currently benefit would materially adversely affect our results of operations."

Minority Interest

        The minority interests in the Consolidated and Consolidated and Combined Statement of Operations reflect the net income and losses of our subsidiaries that are attributable to the minority shareholders in those subsidiaries. In 2002 and 2001, net profits on continuing operations attributable to minority shareholders of our subsidiaries reduced to $1.9 million from $4.0 million as a result of acquisitions by us of additional shares in our subsidiaries, the Moscow Baby Food Plant ("ZDMP"), LMK and Kiev Dairy No. 3 ("KMMZ").

Net Income

        Net income from continuing operations in 2002 was $35.7 million (4.3% of sales), compared with $31.7 million (4.7% of sales) in 2001.

        Net profit (before corporate and common expenses, deferred tax and minority interest) of our dairy segment was $44.6 million (7.9% of dairy segment sales) in 2002 and $26.8 million (5.5% of dairy segment sales) in 2001. Net profit (before corporate and common expenses, deferred tax and minority interest) of our juice segment was $12.7 million (4.9% of juice segment sales) in 2002 and $28.3 million (15.0% of juice segment sales) in 2001. Our common and corporate expenses, including depreciation, legal, audit and consulting fees, head office maintenance expenses, expenses on global marketing research, charity and holding company personnel expenses were $19.6 million and $17.2 million in 2002 and 2001, respectively, and are included in general and administrative expenses as discussed above. See Note 28 to our Consolidated Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 for a detailed analysis of our segments.

Liquidity and Capital Resources

Working capital

        As at December 31, 2002 our cash and cash equivalents balance was $29.3 million and our working capital balance was $55.3 million. Working capital increased in 2002 from a negative balance of $23.6 million in 2001 mainly due to the increase in cash and cash equivalents, trade accounts receivable, taxes receivable and a decrease in trade accounts payable. The increase in cash and cash equivalents from $6.9 million in 2001 to $29.3 million in 2002 primarily represents the unused balance of our IPO proceeds.

        Trade accounts receivable increased to $60.1 million in 2002 from $25.3 million in 2001. This was due to an increase in the average number of days for payment of trade receivables, driven in part by the improved credit-worthiness of our customers and changes in market practice, as well as a greater seasonal increase in juice sales in 2002 as compared to 2001. Average trade receivables increased to 10–19 days, for the reasons discussed above, in 2002 compared to 6–10 days in 2001. Based on our assessment of collectibility, bad debt allowance was increased to 4.4% of debtors compared to 2.2% in 2001. See "Risk Factors—Risks Relating to our Financial Condition."

        Taxes receivable represents VAT (value added tax) due from the state budget. The increase to $68.4 million at December 31, 2002 from $34.9 million at December 31, 2001 was primarily due to the following: (1) the overall increase in sales: we charge customers 10% VAT on most of our dairy and juice products, whereas the VAT that we are charged on most of our purchases is 20%; (2) significant purchases of property, plant and equipment, the VAT on which can only be offset against VAT payable when the assets have been put into operation: we had $95.8 million of construction-in-progress at December 31, 2002 compared to $36.9 million at December 31, 2001. Under existing tax legislation we are able to offset this VAT against income taxes and other taxes payable to the state, which for the years ended December 31, 2002 and 2001 amounted to $4.0 million and $4.8 million, respectively and to recover from the state budget. We intend to take all legally available steps, including filing litigation claims, to facilitate the recovery of taxes receivable from the state budget. See "Risk Factors—Risks Relating to our Financial Condition".

        Inventory in both our dairy and juice segments primarily consisted of raw materials and finished goods. Turnover of inventory in days as of December 31, 2002 amounted to 55 days, as compared to 54 days as of December 31, 2001. The relatively high number of days in inventory is a reflection of our wide product range. We believe inventory is well controlled and appropriately managed as reflected by our minimal need for reserves for damaged or out-of-date product.

        Trade accounts payable decreased to $40.1 million at December 31, 2002 from $48.6 million at December 31, 2001. This is a reflection of tighter payment terms applied to apple concentrate supplies due to the low harvest in 2002, and a year-end payment to Tetra Pak, our major supplier of packaging materials, in the amount of $29.2 million, based on our contractual arrangements. Trade payables averaged 30 days as of December 31, 2002 and 36 days as of December 31, 2001.

Cash Flows

        A summary of our cash flows from continuing operations were as follows:

	Year ended December 31,
	2002	2001	2000
	(in thousands)
Cash flows (used in) provided by operating activities	(6,863)	12,591	16,771
Cash flows used in investing activities—cash paid for the acquisition of subsidiaries	(39,571)	(8,855)	(4,361)
Cash flows used in investing activities—cash paid for the acquisition of property, plant and equipment	(78,505)	(45,417)	(17,551)
Cash provided by financing activities	152,600	44,613	21,581

        In 2002, the major sources of our liquidity were our initial public offering proceeds of $162.1 million and bank loans. Net cash used in operating activities in 2002 was $6.9 million, compared with a $12.6 million net cash inflow in 2001. The negative cash flows in 2002 are primarily attributed to an increase in accounts receivable ($34.9 million), taxes receivable ($32.9 million) and a decrease in trade accounts payable ($13.3 million). See "—Working capital."

        We spent $122.7 million on our investment activities in 2002, including acquisitions of property, plant and equipment of $78.5 million, acquisitions of subsidiaries of $39.6 million, investments in direct financing leases of $1.8 million and other investment activities of $2.8 million.

        Proceeds from the initial public offering were primarily used to finance our investment activities and repay loans bearing the highest interest rates.

        In 2001, net cash provided by operating activities was $12.6 million, a decrease of 24.9% over 2000. This decrease is primarily attributable to increases in our inventories ($30.3 million), trade accounts receivable ($14.1 million), as well as taxes receivable ($13.9 million). These changes were due to the overall increase in our business.

        In 2001, we spent $8.9 million on the acquisition of subsidiaries, which was double that of 2000. The acquisitions were made in different regions of Russia and in the Ukraine.

        Following our expansion strategy, we continued to purchase property, plant and equipment during 2001 in order to increase production facilities in our new and existing subsidiaries. As a result, we acquired 2.6 times more equipment in 2001 than in 2000 in anticipation of the expected positive development of the macroeconomic situation in Russia.

        In 2001, our main sources of financing for the acquisition of subsidiaries and acquisition of property, plant and equipment were short- and long-term debt which increased by $54.3 million as at December 31, 2001 over December 31, 2000 level. Net cash provided by financing activities in 2001 was $44.6 million, which primarily reflects the increase in short- and long-term loans and $16.8 million of bonds issued in November 2001.

        In 2000, net cash provided by operating activities of continuing operations was $16.8 million, which is primarily attributable to an increase in both net income and trade accounts payable offset by a rise in inventories and accounts receivable. Net cash used in investing activities of continuing operations was $27.8 million, which primarily related to investments in property, plant and equipment and acquisitions of subsidiaries. Net cash provided by financing activities was $21.6 million, which primarily reflects the increase in short- and long-term debt and pay-out of dividends.

        Currently, cash transfers between us and our subsidiaries and between our subsidiaries are mainly comprised of intercompany loans, repayment of principal and interest on intercompany loans, investments in share capital and dividend distributions. Dividends may be declared on an annual basis based on a recommendation by the board of directors approved at shareholders meeting. Dividends must be paid out of net earnings and may not exceed undistributed net profit determined under Russian statutory accounting principals.

Debt

        In 2002, we continued to adhere to our core financial policies aimed at minimizing borrowing costs and reducing financial risks through:

  •
  Diversification of the debt portfolio by currency, maturity, and loan type in order to reduce interest rate, liquidity and exchange rate risks.

  •
  Diversification of cash flows among several core relationship banks in order not to become dependent on a single liquidity provider.

  •
  Development of a multifaceted relationship with banks to take advantage of packaged service discounts.

Principal sources of liquidity

        Our short-term demands for liquidity, including seasonal fluctuations in working capital requirements, are met by cash flows from operations and borrowings under short-term credit facilities. We also rely on long-term borrowings and domestic and international securities offerings to finance capital expenditures and acquisitions. We expect to finance future liquidity needs through cash flows from operations and additional external indebtedness. The availability of external financing is influenced by many factors, including our financial position and market conditions. Under certain circumstances, we may be required to repay certain short-term and long-term indebtedness. See "Risk Factors—Risks Relating to Our Financial Condition—Covenants in our debt agreements, restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations".

Short-Term and Long-Term Loans

        Short-term and long-term loans as at December 31, 2002 amounted to $101.1 million, which represents a 3.9% decrease over December 31, 2001. Our short-term loans as at December 31, 2002 and 2001 are summarized in the following table:

	Weighted average interest rate as at December 31, 2002
		At December 31,
		2002	2001
		(in thousands)
Bank of Moscow	16.5%	$27,491	$—
Sberbank	16.0%	23,049	34,866
Moscow Business World Bank	16.3%	14,133	6,966
International Moscow Bank	10.5%	8,146	—
Vneshtorgbank	18.0%	6,292	9,481
Citibank (Ukraine)	21.4%	3,684	—
Commerzbank	6.6%	3,098	3,000
Moscow City Government	7.4%	2,887	10,596
Alfa Bank	17.0%	1,573	13,033
Citibank T/O	19.5%	692	2,986
Rosdorbank	—	—	6,470
Other	21.0%	3,005	4,530

		$94,050	$91,928

        The above loans can be categorized in the following currencies:

	At December 31,
	2002	2001
	(in thousands)
Russian rubles	$81,524	$67,494
U.S. dollars	8,000	22,137
Euro	98	854
Other currencies	4,428	1,443

	$94,050	$91,928

        Our long-term loans position as at December 31, 2002 and 2001 is summarized in the following table:

	Weighted average interest rate as at December 31, 2002
		At December 31,
		2002	2001
		(in thousands)
ING Bank (Eurasia)	3.7%	$5,190	$4,154
Aval	13.0%	520	1,259
Raiffeisenbank	4.4%	477	1,105
Alfa Bank	—	—	3,980
Moscow Industrial Bank	—	—	1,121
Other	8.9%	842	1,643

		$7,029	$13,262

        The above loans can be categorized in the following currencies:

	At December 31,
	2002	2001
	(in thousands)
U.S. dollars	$3,958	$6,389
Euro	2,745	3,978
Russian rubles	326	1,636
Other currencies		1,259

	$7,029	$13,262

        Our overall loan level decreased by $4.1 million as of December 31, 2002 compared with December 31, 2001 as a result of an increase in our own financial resources. As of December 31, 2002 we had total committed but unused borrowing of $5.0 million under short-term facilities and $3.2 million under long-term facilities. Our principal lenders are as follows:

        BANK OF MOSCOW—we had five ruble-denominated short-term loans and lines of credit with the Bank of Moscow as of December 31, 2002, amounting to $27.5 million. These loans are primarily utilized for working capital purposes. The average interest rate on these loans is 16.5%. These borrowings are secured with property, plant and equipment and inventory.

        SBERBANK—we had eleven ruble-denominated short-term loans and lines of credit with Sberbank as of December 31, 2002, amounting to $23.0 million. These loans are primarily utilized for working capital purposes and for the purchase of raw materials and plants and equipment. The average interest rate on these loans is 16.0%, and most of these loans are secured with property, plant and equipment and inventory.

        MOSCOW BUSINESS WORLD BANK ("MDM Bank")—we had five ruble-denominated short-term loans with MDM Bank as of December 31, 2002, amounting to $14.1 million. These loans are primarily utilized for the financing of working capital. The average interest rate on these loans is 16.3%. These loans are unsecured.

        INTERNATIONAL MOSCOW BANK ("IMB")—we had one U.S. dollar-denominated short-term loan and one ruble-denominated short-term loan with IMB as of December 31, 2002, amounting to $5.0 million and $3.1 million, respectively. These loans are primarily utilized for working capital purposes and for the purchase of plant and equipment. The interest rates are LIBOR plus 5.4% on the U.S. dollar-denominated loan, and 16.5% on the ruble-denominated loan. These loans are secured with property, plant and equipment and inventory.

        VNESHTORGBANK—we had one ruble-denominated short-term line of credit with Vneshtorgbank as of December 31, 2002, which is utilized for working capital purposes. The interest rate is 18%, and this line of credit is secured with plant and equipment for $6.3 million.

        COMMERZBANK—we had one U.S. dollar-denominated short-term line of credit, one euro-denominated short-term loan, and one euro-denominated long-term line of credit, amounting to $3.0 million, $0.1 million and $0.3 million, respectively, as of December 31, 2002. The interest rates are one-month LIBOR plus 5.25%, one-month EURIBOR plus 3.5%, and one-month EURIBOR plus 2.0%, respectively. These borrowings are primarily used for the purchase of plant and equipment. These borrowings are unsecured.

        MOSCOW CITY GOVERNMENT ("MCG")—we had three MCG loans amounting to $2.9 million as of December 31, 2002. These loans are provided by the MCG as we produce milk, which is regarded by the MCG as a vital product. As a result, these loans have a favorable interest rate equal to one third of the Central Bank of Russia's rate, which was 21.0% at December 31, 2002. These loans are seasonal, as they are used to finance our dry milk production during July to September of each year. Some of these loans are guaranteed by Sberbank.

        CITIBANK (UKRAINE)—we had one line of credit and two Ukrainian grivna-denominated loans, amounting to $0.3 million and $3.4 million, respectively, as of December 31, 2002. These borrowings are used for working capital purposes. The interest rates are 16.0% on the line of credit and 22.0% on the loans. The borrowings are secured with property, plant and equipment and inventory, and are guaranteed by ZAO KB Citibank (Moscow).

        ALFA BANK—we had one short-term ruble-denominated line of credit amounting to $1.6 million as of December 31, 2002, which is used for working capital purposes. The interest rate is 17.0%. This line of credit is unsecured.

Bonds

        On November 1, 2001, our subsidiary LMK issued unsecured ruble-denominated bonds amounting to 500,000,000 rubles ($15.7 million at the December 31, 2002 exchange rate). The bonds are unconditionally guaranteed by WBD Foods and mature 1,093 days from November 1, 2001. Interest is payable every three months until maturity. The interest rate is recalculated every quarter using formulas based on market rates and Central Bank of Russia refinancing rates. For the first quarter, the interest was fixed at 22.75%. For the period from November 1, 2002 to January 31, 2003 the interest rate was 18.0%. LMK is obliged to redeem a bond if its holder notifies LMK of its intention to redeem the bond between October 10, 2003 and October 24, 2003.

        During 2001 and 2002, our subsidiary Bishkeksut issued unsecured Kyrgyz som-denominated bonds amounting to 40,000,000 Kyrgyz soms ($0.4 million at the December 31, 2002 exchange rate). For the first year, interest was fixed at 30.0%; for the period from December 1, 2002 to December 1, 2003 the interest rate is 18.0%.

        On April 15, 2003, we issued 1.5 billion of ruble-denominated bonds. See "—Recent Developments" below for a description of this issuance.

Capital Expenditures

        Our total capital expenditures in 2002, excluding acquisitions, amounted to $136.1 million including $78.5 million of cash expenditures, $56.8 million of vendor credits and $0.8 million of capital government grants. Capital expenditures in our dairy segment amounted to $99.7 million and related to the installation of yoghurt, soft cheese, dairy dessert and other production lines, the installation of bottling lines and the reconstruction of acquired production facilities. Capital expenditures in our juice segment amounted to $26.5 million and related to the installation of new production lines, the conversion of the Ramensky plant from a dairy to a juice production facility and the modernization of warehouse facilities acquired. Capital expenditures in our water segment amounted to $5.6 million and related to the construction of the water plant at Okulovka in the Novgorod region and the installation of bottle blowing and water bottling lines. Our corporate and common capital expenditures, including those relating to the completion of the construction of our office building, totalled $4.2 million. Common capital expenditures refer to assets used in the production of juice and milk.

        Our capital expenditures, excluding acquisitions, for the period from 2000 to 2002 are set forth in the following table:

	Year ended December 31,
	2000	2001	2002	Total
	(in millions)
Dairy segment	$20.1	$30.8	$99.7	$150.6
Juice segment	2.2	9.8	26.5	38.5
Water segment	1.5	0.1	5.6	7.2
Corporate and common expenditures	1.6	17.0	4.3	22.9

Total capital expenditures	$25.4	$57.7	$136.1	$219.2

        Our estimated capital expenditures, excluding acquisitions, for the period from 2003 to 2005 are set forth in the following table:

	Year ended December 31,
	2003	2004–2005	Total
	(in millions)
Dairy segment	$81.0	$232.9	$313.9
Juice segment	60.4	94.2	154.6
Water segment	6.6	12.0	18.6
Corporate and common expenditures	6.5	10.0	16.5

Total capital expenditures	$154.5	$349.1	$503.6

        Our estimated future capital expenditures are forward-looking statements and actual capital expenditures may differ materially from those described above. See "Cautionary Statement Regarding Forward-Looking Statements". We intend to finance our capital expenditures through cash inflows from operating activities and external sources of finance. See also "Risk factors—Risks Relating to Our Business and Industry."

Acquisitions of Subsidiaries

        During 2002, 2001 and 2000 we made a number of acquisitions for a total consideration of $39.6 million, $15.0 million and $4.4 million, respectively, with the goal of entering into new markets and strengthening our operational presence in the regions of Russia, Ukraine and Kyrgyzstan:

	Direct ownership interest acquired, %	Cash cost of investment
		(in thousands)
2002
Roska	100	$11,634
Ruselectrocenter (Tomilino)	100	6,000
Kharkovsky Dairy Plant	82	5,136
ZDMP—minority interest	25	5,000
Depsona	95	3,458
Novokuibyshevsk Moloko	87	2,900
Burynsky Dairy Powder Factory	76	1,723
Tujmazinsky Molokozavod	85	1,552
Veidelevsky Factory	100	335
Gulkevichsky Butter Factory	52	297
Other	various	1,536

Total 2002		$39,571

2001
KMMZ	60	$3,986
Ufamolagroprom	50	5,500
TsMK—minority interest(1)	10	1,156
Anninskoye Moloko	100	1,050
Rubtsovsky Dairy	100	1,040
LMK—minority interest	15	900
TsMK—minority interest	15	190
TsMK—minority interest	5	500
Other	various	690

Total 2001		$15,012

2000
Bishkeksut	67	$453
Molochny Kombinat—"MK"—minority interest	57	3,775
Other	various	133

Total 2000(2)		$4,361

Notes:

(1)
This amount represents a partial cash payment in respect of 9.6% of the outstanding common stock of TsMK. The remaining consideration was a share of participation in WBD Foods LLC, which was subsequently exchanged for 448,000 shares of WBD Foods OJSC at a value of $18 per share, the estimated market value per share of WBD Foods OJSC in April 2001. See also Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000.

(2)
This total excludes the acquisition of the Breweries which were treated as discontinued operations.

        Below is a description of the major acquisitions, both acquisitions of minority interests and acquisitions of new companies.

        In July 2002, we acquired a 100% interest in Roska, a St. Petersburg dairy company, for $11.6 million. The results of Roska's operations have been included in our Consolidated and Combined Financial Statements from July 31, 2002. Through this major acquisition, we established our dairy production capacity in the North-West region of Russia.

        In October 2002, we acquired a 100% interest in Ruselectrocenter (Tomilino) for $6.0 million. The results of Ruselectrocenter's operations have been included in our Consolidated and Combined Financial Statements from October 31, 2002. The acquisition of this logistics base in the Moscow region will provide us with a key warehousing and distribution center for Moscow and the Moscow region.

        In October 2002, we acquired 95.4% of Depsona for $3.5 million. The results of Depsona's operations have been included in our Consolidated and Combined Financial Statements from October 1, 2002. This acquisition will give us a key additional source of domestic concentrates, reducing our exposure to volatility in the global market for juice concentrates.

        We increased our presence in Ukraine with the acquisition of 82.3% of the Kharkovsky Dairy Plant in June 2002 for $5.1 million, and with the acquisition of 76.0% of the Burynsky Dairy Powder Factory in the Sumy region, Northern Ukraine in November 2002 for $1.7 million, to ensure a supply of quality raw powdered milk for Ukrainian production. The results of Kharkovsky Dairy Plant's operations have been included in our Consolidated and Combined Financial Statements from July 1, 2002 and the results of the Burynsky Dairy Powder Factory's operations have been included in our Consolidated and Combined Financial Statements from December 1, 2002.

        We also increased our ownership in ZDMP to 77.3% in June 2002 through the acquisition of an additional 25.1% from one of its shareholders for $5.0 million.

        Other key 2002 acquisitions include: the acquisition of a controlling stake in Novokuibyshevskmoloko in the Samara region, Central Russia, specializing in dry fat-free milk, dairy products and fermented milk products, and Tujmazinsky Molokozavod in the Republic of Bashkortostan, Western Siberia, providing a local supply of quality raw powdered milk in the Siberian region. The results of Novokuibyshevskmoloko's operations have been included in our Consolidated and Combined Financial Statements from June 30, 2002 and the results of Tujmazinsky Molokozavod operations will be included in our Consolidated and Combined Financial Statements from January 1, 2003.

        In April 2001, at the same time as WBD Foods LLC acquired an interest in LMK and Rodnik in exchange for shares of participation in WBD Foods LLC, an additional share of participation in WBD Foods LLC was exchanged for additional shares in TsMK. That exchange was accounted for as the acquisition of a minority interest in 2001.

        In July 2001 WBD Foods received the ownership for 15% of shares of LMK and TsMK acquired from the Moscow City Government. TsMK purchased 15% of LMK's shares for $0.9 million and invested $8.2 million of plant and equipment. LMK purchased 15% of TsMK's shares for $0.2 million and invested $5.5 million of plant and equipment. This agreement resulted from the Moscow City Government's desire to sell its remaining interests in these entities and the importance of these entities to our business. This acquisition was accounted for as the acquisition of minority interests in 2001.

        In March 2001, LMK acquired 60% of the outstanding common stock of KMMZ, one of the major dairy plants in Ukraine. The cost of acquisition was $4.0 million, which was paid in April 2000 to Alfa Bank in its role as agent broker for the acquisition of KMMZ. The ownership of these shares was not transferred to LMK until March 2001, as it was conditional on receiving Central Bank of Russia approval. The results of KMMZ have been consolidated from March 2001.

        In March 2001, LMK acquired 50.1% of the outstanding common stock of Ufamolagroprom, a leading dairy in Bashtorkostan. The cost of acquisition was $5.5 million, which was paid in cash. The results of Ufamolagroprom have been consolidated from January 2001.

        In June 2001, we also acquired a 100% interest in Rubtsovsky Dairy and in August 2001, we acquired a 100% interest in Dairy Anninskoye Moloko. The cost of both acquisitions was $1 million each. The results of Rubtsovsky Dairy and Dairy Anninskoye Moloko have been consolidated from July 2001.

        In December 2000, LMK acquired a further 57% of the outstanding common stock of MK (40% was acquired in September 1999 and accounted for at cost), a major milk producing plant in Timashevsk, Krasnodar region of Russia. The cost of acquisition was $6.5 million which was paid in cash ($2.7 million was paid in 1999, $3.8 million—in 2000). The results of MK have been consolidated from December 2000.

Contractual Obligations and Commercial Commitments

        In the ordinary course of business, our primary contractual obligations regarding cash involve debt service, including bank loans, bonds, and vendors equipment financing obligations.

        The table below summarizes our obligations and commitments to make future payments under long-term contracts, such as debt and vendors financing agreements.

	Payments due by periods At December 31, 2002
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(in thousands)
Unconditional purchase obligations	$4,864	$1,213	$2,046	$1,460	$145
Vendor financing obligations	68,864	14,384	26,229	19,098	9,153
Other long-term obligations	697	130	567	—	—
Bonds payable	16,096	16,096	—	—	—
Long-term loans	7,029	2,483	3,554	992	—

Total contractual cash obligations	$97,550	$34,306	$32,396	$21,550	$9,298

        We do not have any contingent commitments as at December 31, 2002.

        There is some uncertainty under Russian law about whether the shareholders of a company who voted against or did not participate in the voting on so called "major" transactions with the value of more than 50% of the company's assets (as determined under Russian accounting rules) are entitled to have the company repurchase some or all of their shares ("buy-back rights"). To protect the rights of our shareholders and to reduce uncertainty, we may provide buy-back rights to our shareholders. In the event that our shareholders elect to exercise their buy-back rights, we will be liable to pay up to 10% of the value of our net assets (determined under Russian GAAP on an unconsolidated basis) which as of December 31, 2002 was approximately $19.2 million. If the shareholders exercise their buy-back rights, we may spend cash up to this amount to repurchase their shares.

Environmental and Product Liability

        We are subject to the requirements of environmental laws and regulations. While we devote resources designed to maintain compliance with these requirements, there can be no assurance that we operate at all times in complete compliance with all such requirements. We could be subject to potentially significant fines and penalties for any noncompliance that may occur. Although we have made and will continue to make capital and other expenditures to comply with environmental requirements, in 2002 we did not incur, and in 2003 we do not expect to incur, material capital expenditures for environmental controls. See "Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with existing governmental regulations, or increased governmental regulation of our operations, could result in substantial additional compliance costs or administrative penalties which would adversely affect our financial results and could reduce our ability to maintain or increase production."

        We also face an inherent business risk of exposure to product liability claims in the event that consumption of our products results in personal illness or death, and there can be no assurance that we will not experience any material product liability losses in the future. In addition, if any of the products we have produced are determined to be unsuitable for consumption, we may be required to participate in a recall involving such products. We have not had any significant historical experience of such claims and are unaware of any potential unasserted claims. See "Risks Factors—Risks Relating to Our Business and Industry—Failure to comply with existing governmental regulations, or increased governmental regulation of our operations, could result in substantial additional compliance costs or administrative penalties which would adversely affect our financial results and could reduce our ability to maintain or increase production" and "Risks Factors—Risks Relating to Our Business and Industry—Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated publicity may negatively impact our reputation in the Russian Federation, CIS and abroad, and adversely affect our results of operations."

Critical Accounting Policies and Estimates

        Critical accounting policies are those policies that require the application of management's most challenging, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments that are sufficiently sensitive to give materially different results under different assumptions and conditions. We believe that our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 3 to our Consolidated and Combined Financial Statements as of December 31, 2002 and 2001 and for the years then ended included elsewhere herein.

Estimates and assumptions

        The preparation of our financial statements in accordance with U.S. GAAP required our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Management reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments as necessary.

Allowance for Doubtful Accounts

        Our allowance for doubtful accounts reflects provisions for customers receivables to reduce receivables to amounts expected to be collected. We use significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While we believe our processes effectively address our exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in our Consolidated and Combined Financial Statements.

Inventory Valuation

        We review our inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow moving inventories, obsolete inventories, expired inventories and discontinued products or lines of products. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer specific trends. Obsolete items are provided or written off. If our actual results differ from our expectations with respect to the selling of our inventories at amounts equal to or greater then their carrying amounts, we would be required to adjust our inventories accordingly.

Depreciation periods for property, plant and equipment

        Depreciation periods of property, plant and equipment are based on estimated useful lives of related assets. The adoption of depreciation periods requires judgment in determining appropriate estimated useful lives over which the related assets will be utilized. In estimating useful lives, we consider factors such as our historical experience and the industry, manufacturers' estimates, anticipated use and our maintenance policies. As these factors change, management estimates may change and we could be required to reassess depreciation periods for property, plant and equipment and consider impairment.

Recent Accounting Pronouncements

        During 2001, the Financial Accounting Standards Board ("FASB") issued several new accounting standards, including SFAS No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets continue to be amortized over their useful lives. Impairment losses that arise due to the initial application of this standard are reported as a cumulative effect of a change in accounting principle. We adopted SFAS No. 141, "Business Combinations" which was effective for business combinations consummated after June 30, 2001. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002 and discontinued amortization of goodwill as of such date.

        We completed the transitional impairment test for existing goodwill as of January 1, 2002 during the second quarter of 2002. Based on a comparison of the carrying amounts of our reporting units with the fair values of the reporting units, we determined that no goodwill was impaired as of that date. Fair values of the reporting units were established using the discounted cash flow method.

        The adoption on January 1, 2002 of the above mentioned standards did not have a material impact on our financial position or results of operations.

Accounting Pronouncements Issued But Not Yet Adopted

        During 2002, the FASB issued several new accounting standards, including SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Corrections, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". In November 2002, the FASB also issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". These standards are not expected to have a material impact on our financial position or results of operations.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146, certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when we commit to a restructuring plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. We will adopt SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS No. 146 could result in our recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

Employee Stock Option Plans

        On August 30, 2002, our Board of Directors authorized management to develop a stock option plan for our officers and key employees. On January 31, 2003, an issue of 1.35 million additional shares was approved by the shareholders meeting to fund this stock option plan. The Board of Directors is currently formulating the terms and conditions of the plan.

Recent Developments

        In January 2003, we acquired a 100% interest in Sibirsky Syr ZAO in the Siberian region for US$2.6 million. This acquisition provides us with a warehousing and refrigerating base adjacent to our principal Siberian production facility, Sibirskoe Moloko Dairy Plant.

        In March 2003, we commenced operations at our bottled water factory in the Novgorod Region. As of December 31, 2002 our total investment in the water segment amounted to $7.2 million.

        On April 15, 2003, we issued ruble-denominated bonds on the Moscow Interbank Currency Exchange amounting to 1.5 billion rubles ($48 million at the April 15, 2003 exchange rate) to Russian institutional investors, guaranteed by Vitafrukt, one of our juice subsidiaries. The bonds mature on April 11, 2006. Interest is payable semi-annually. For the first coupon payment, interest is fixed at 12.9%, and subsequent interest payments will be indexed to the inflation rate. The bondholders have the right to demand prepayment in the event of payment defaults in relation to debt in excess of $10 million or if certain financial tests are not met.

Trend Information

  Dairy Segment

        In 2002, we witnessed an increase in the total supply of raw milk, which resulted in lower prices as compared to 2001. In 2003, we expect raw milk prices to remain stable in ruble terms and to increase in U.S. dollar terms due to the expected continued appreciation of the ruble against the dollar in real terms.

        In 2002, average prices for our products were higher compared with average prices in 2001 due to an increase in the share of high value-added products in our dairy segment product portfolio. We expect this trend to continue in 2003.

  Juice segment

        In 2002, we witnessed price increase in juice concentrate and other ingredients and we expect this trend to continue in 2003 resulting in part from bad harvests and poor weather conditions in juice-concentrate producing regions. We do not expect this increase to be dramatic in 2003. However, prices may be influenced by weather conditions and the harvest.

        In 2002, average selling prices in our juice segment decreased as compared to 2001 due to significant price competition and the increased share of lower-price, lower-quality brands in our juice product portfolio as we expanded into the lower-income regions. We believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the difference in the product portfolio and consumer preferences in the regions. At the same time, however, we believe that rising household incomes in Russia and the increasing preference for juice over fresh fruits, which generally accompanies increased incomes, will encourage the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The following is a discussion of our market risk exposures from changes in both foreign currency exchange rates and interest rates.

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign currency exchange risks exist to the extent that our revenues are primarily denominated in Russian rubles and our costs are denominated in currencies other than Russian rubles. We are subject to market risk deriving from changes in interest rates on our floating and fixed rate debts which may affect the cost of our financing. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We do not hold or issue derivatives or other financial instruments for trading purposes. We do not use derivatives or other financial instruments to limit our currency and interest rate risk exposures because the market for these types of financial instruments in Russia is not well developed and the costs of these instruments is relatively high. We are monitoring the market for these instruments and will consider their use if the related costs become lower.

Interest Rate Risk

        The table below provides information about our fixed- and variable-rate borrowings.

        Our interest rate exposure results mainly from debt obligations. At December 31, 2002, we had debt amounting to $186.0 million, which comprised variable-rate borrowings of $32.2 million and fixed-rate borrowings of $153.9 million, including vendor financing obligations of $68.9 million.

        Our fixed-rate bank debt consists entirely of short-term bank obligations which we roll over on a continuous basis at current market rate and, thus, are able to manage our interest rate risk exposure.

        We have not entered into transactions designed to hedge against interest rate risks, which may exist under our current, or future, indebtedness. Once the market in Russia for hedging instruments matures, we will assess our options for hedging interest rate risk and may enter into such arrangements.

        The table below presents the principal cash flows and related weighted average interest rates, by expected maturity dates, of our variable and fixed-rate debt obligations as of December 31, 2002.

		Expected Maturity Date as of December 31,
	Currency	2003	2004	2005	2006	2007 and thereafter	Total	Fair value	Interest rates at December 31, 2002
	(in thousands of U.S. dollars)
Variable-rate debt:
International Moscow Bank	U.S. dollars	$5,000	—	—	—	—	$5,000	$5,000	One month LIBOR + 5.40% (6.78%)
Commerzbank, line of credit	U.S. dollars	3,000	—	—	—	—	3,000	3,000	One month LIBOR + 5.25% (6.63%)
ING-Bank, line of credit	U.S. dollars	578	578	578	677	—	2,411	2,411	One month LIBOR + 1.75% (3.13%)
Moscow City Government	U.S. dollars	1,793	—	—	—	—	1,793	1,774	1/3 of Central Bank of Russia rate (7.00%)
ING-Bank, line of credit	Euro	638	638	475	—	—	1,751	1,751	One month EURIBOR + 2.10% (5.00%)
ING-Bank, line of credit	U.S. dollars	173	173	173	218	—	737	737	One month LIBOR + 1.60% (3.03%)
Raiffeisenbank, line of credit	Euro	477	—	—	—	—	477	477	Three months LIBOR + 2.00% (4.36%)
Commerzbank, line of credit	Euro	121	121	86	—	—	328	328	EURIBOR + 2.00% (4.90%)
ING-Bank, line of credit	U.S. dollars	65	65	65	65	30	290	290	One month LIBOR + 1.60% (2.98%)
Bonds payable(1)	Rubles	15,731	—	—	—	—	15,731	15,731	18.00%
Bonds payable(2)	Som	365	—	—	—	—	365	365	18.00%
Other	Euro	290	—	—	—	—	290	290	Various interest rates

Total variable rate debt:		$28,231	1,575	1,377	960	30	$32,173	$32,154

Notes:

(1)
In 2001, our subsidiary Lianozovo Dairy Plant issued unsecured ruble-denominated bonds. Interest is adjusted every quarter based on market rates and the Central Bank of Russia exchange rate. The interest rate was 18.00% for the period from November 1, 2002 to January 31, 2003. The bonds mature 1,093 days from November 1, 2001. LMK is obliged to redeem a bond if its holder notifies LMK of its intention to redeem the bond between October 10, 2003 and October 24, 2003.

(2)
During 2001 and 2002, our subsidiary Bishkeksut issued unsecured Kyrgyz som-denominated bonds amounting to 40,000,000 Kyrgyz soms ($0.4 million at December 31, 2002 exchange rate). For the period from December 1, 2002 to December 1, 2003 the interest rate is 18.00%.

        We have not experienced significant changes in the market risks associated with our debt obligations in the table above subsequent to December 31, 2002, except for the issuance of 1.5 billion of ruble-denominated bonds on April 15, 2003.

		Expected Maturity Date as of December 31,
	Currency	2003	2004	2005	2006	2007 and thereafter	Total	Fair value	Interest rates at December 31, 2002
	(in thousands of U.S. dollars)
Fixed-rate debt:
Moscow Bank	Rubles	$27,491	—	—	—	—	$27,491	$27,491	16.50%
Sberbank	Rubles	11,012	—	—	—	—	11,012	11,012	16.00%
Sberbank, lines of credit	Rubles	10,648	—	—	—	—	10,648	10,648	16.00%
Vneshtorgbank, line of credit	Rubles	6,292	—	—	—	—	6,292	6,292	18.00%
Moscow Business World Bank	Rubles	4,719	—	—	—	—	4,719	4,719	14.50%
Moscow Business World Bank	Rubles	4,600	—	—	—	—	4,600	4,600	18.00%
Citibank	Grivnas	3,308	—	—	—	—	3,308	3,308	22.00%
Moscow Business World Bank	Rubles	3,241	—	—	—	—	3,241	3,241	16.50%
International Moscow Bank	Rubles	3,146	—	—	—	—	3,146	3,146	16.50%
Alfa Bank, line of credit	Rubles	1,573	—	—	—	—	1,573	1,573	17.00%
Moscow Business World Bank	Rubles	1,573	—	—	—	—	1,573	1,573	16.00%
Yugbank, line of credit	Rubles	1,573	—	—	—	—	1,573	1,573	19.00%
Moscow City Government	Rubles	983	—	—	—	—	983	974	7.67%
Sberbank, line of credit	Rubles	953	—	—	—	—	953	953	16.00%
Citibank	Rubles	692	—	—	—	—	692	692	19.50%
Yugbank	Rubles	682	—	—	—	—	682	682	18.00%
Vendor financing	Euro	5,442	4,765	3,095	2,546	1,508	17,356	17,356	4.93%
Vendor financing	U.S. dollars	8,942	9,143	9,226	8,975	15,222	51,508	51,508	4.29%
Other	Various	2,516	—	—	—	—	2,516	2,516	18.91%

Total fixed rate debt:		$99,386	13,908	12,321	11,521	16,730	$153,866	$153,857

        The carrying amounts of short-term loans approximate their fair values due to their short maturity. We believe that the carrying value of our long-term debt approximates its fair value.

Foreign Currency Risk

        We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar.

        Our ruble-denominated monetary assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$10,247	$5,823
Trade receivables, net	57,007	16,979
Taxes receivables	67,422	34,386
Net investment in direct finance leases	742	566
Deferred tax asset	522	—
Other current assets	3,655	3,432

Total current assets	139,595	61,186
NET INVESTMENT IN DIRECT FINANCE LEASES—long-term portion	1,556	725
OTHER ASSETS	388	339
CURRENT LIABILITIES:
Trade accounts payable	14,262	14,708
Advances received	3,852	1,976
Short-term loans	81,524	68,938
Bonds payable	15,731	16,589
Long-term loans, current portion	326	919
Taxes payable	15,279	13,528
Accrued liabilities	6,947	8,534
Other payables	9,473	4,799

Total current liabilities	147,394	129,991
LONG-TERM LIABILITIES:
Long-term loans	—	1,966
Other payables	568	664

Total long-term liabilities	568	2,630

Net ruble denominated monetary liabilities	$6,424	$70,371

        Short-term loans of $81.5 million in the table above are due at various dates within a year from December 31, 2002. Other long-term payables are primarily due before December 31, 2004.

        Our euro-denominated monetary assets and liabilities at December 31, 2002 and 2001 were as follows:

	2002	2001
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$3,449	$310
Trade receivables, net	190	19
Taxes receivables	289	—
Other current assets	422	—

Total current assets	4,350	329
CURRENT LIABILITIES:
Trade accounts payable	12,444	10,423
Short-term loans	98	854
Long-term loans, current portion	1,424	1,661
Taxes payable	83	675
Accrued liabilities	43	—
Other payables	5,495	845

Total current liabilities	19,587	14,458
LONG-TERM LIABILITIES:
Long-term loans	1,321	2,074
Other payables	11,913	2,720

Total long-term liabilities	13,234	4,794

Net euro-denominated monetary liabilities	$28,471	$18,923

        A short-term loan of $0.1 million, in the table above, is due in January 2003. Long-term loans, excluding the current portion, are primarily due before December 31, 2005, and other long-term payables are primarily due before December 31, 2007.

        The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated and combined balance sheet approximate their fair values due to the short maturity of those instruments. We believe that the carrying value of our long-term debt approximates its fair value.

        Generally, as the value of the ruble declines against the U.S. dollar, net ruble monetary liability positions result in currency remeasurement gains and net ruble monetary asset positions result in currency remeasurement losses. As the value of the euro strengthens against the U.S. dollar, net euro monetary liability positions result in currency remeasurement losses and net euro monetary asset positions result in currency remeasurement gains. Our net ruble monetary liability position decreased from $70.4 million at December 31, 2001 to $6.4 million at December 31, 2002 and during 2002 the ruble declined against the U.S. dollar. Our net euro monetary liability position increased from $18.9 million at December 31, 2001 to $28.5 million at December 31, 2002 and the euro strengthened against the U.S. dollar. As a result of the combination of our monetary positions in rubles and euro and exchange rate fluctuations in the year ended December 31, 2002, we recognized a currency remeasurement loss of $2.9 million. As a result of the combination of our monetary positions in rubles and euro and exchange rate fluctuations in the year ended December 31, 2001, we recognized a currency remeasurement gain of $2.5 million. Currency remeasurement gains and losses were reflected in our consolidated and combined statements of operations.

        As of January 1, 2003, Russia no longer meets the U.S. GAAP definition of a hyperinflationary economy. Therefore, from this date, our financial statements will be prepared using the local currency, the ruble, as the functional currency for WBD Foods' Russian subsidiaries. Therefore, our future currency remeasurement gains and losses will be a result of the combination of our monetary positions in U.S. dollars and euro and exchange rate fluctuations between the ruble and the U.S. dollar and between the ruble and the euro. The potential impact of such a change on our financial position and results of operations cannot be estimated.

        Our U.S. dollar-denominated monetary assets and liabilities at December 31, 2002 and 2001 were as follows:

	2002	2001
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$15,476	$721
Trade receivables, net	614	8,103
Taxes receivables	—	518
Net investments in direct finance leases	595	606
Deferred tax asset	240	—
Other current assets	396	511

Total current assets	17,321	10,459
NET INVESTMENTS IN DIRECT FINANCE LEASES—long term portion	2,826	3,351
CURRENT LIABILITIES:
Trade accounts payable	11,814	23,479
Advances received	31	112
Short-term loans	8,000	22,137
Long-term loans, current portion	815	5,519
Taxes payable	12	76
Accrued liabilities	1,071	495
Other payables	9,244	4,385

Total current liabilities	30,987	56,203
LONG-TERM LIABILITIES:
Long-term loans	3,143	1,118
Other payables	42,566	14,602

Total long-term liabilities	45,709	15,720

Net U.S. dollar-denominated monetary liabilities	$56,549	$58,113

        Short-term loans of $28.2 million, in the table above, are due between August and November 2003. Long-term loans, excluding the current portion, are due before December 31, 2006. Other long-term payables are primarily due before September 30, 2011. See also "Operating and Financial Review and Prospects—Operating Results—Exchange Rates and Inflation."

QuickLinks

  Exhibit 99.1
RISK FACTORS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK